Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-253693

$1,250,000,000 2.894% Fixed Rate Resetting Senior Callable Notes due 2032

Barclays PLC

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,250,000,000 2.894% Fixed Rate Resetting Senior Callable Notes due 2032 (the “2032 Notes”)

Expected Issue Ratings:[1]	Baa2 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,250,000,000

Trade Date:	November 17, 2021

Settlement Date:	November 24, 2021 (T+5) (the “Issue Date”)

Maturity Date:	November 24, 2032 (the “2032 Notes Maturity Date”)

Coupon:	From (and including) the Issue Date to (but excluding) the 2032 Notes Reset Date, the 2032 Notes will bear interest at a rate of 2.894% per annum.

From (and including) the 2032 Notes Reset Date to (but excluding) the 2032 Notes Maturity Date, the applicable per annum interest rate will be equal to the sum, as determined by the Calculation Agent, of the then prevailing U.S. Treasury Rate, on the Reset Determination Date, plus the 2032 Notes Margin.

Reset Date:	November 24, 2031 (the “2032 Notes Reset Date”)

Reset Determination Date:	The second Business Day (as defined below) immediately preceding the 2032 Notes Reset Date.

Interest Payment Dates:	Interest will be payable semi-annually in arrear on May 24 and November 24 of each year, commencing on May 24, 2022.

U.S. Treasury Rate and Fallbacks:	“U.S. Treasury Rate” means, with respect to the Reset Period, the rate per annum equal to: (1) the yield, under the heading which represents the average for the week immediately prior to the Reset Determination Date, appearing in the most recently published statistical release designated “H.15,” or any successor publication that is published by the Board of Governors of the Federal Reserve System that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury constant maturities,” for the maturity of one year; or (2) if

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

such release (or any successor release) is not published during the week immediately prior to the Reset Determination Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Reset Determination Date.

The U.S. Treasury Rate shall be determined by the Calculation Agent.

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate in percentage per annum as notified by the Calculation Agent to the Issuer equal to the yield on U.S. Treasury securities having a maturity of one year as set forth in the most recently published statistical release designated “H.15” under the caption “Treasury constant maturities” (or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury constant maturities” for the maturity of one year) at 5:00 p.m. (New York City time) on the last available date preceding the Reset Determination Date on which such rate was set forth in such release (or any successor release).

Day Count:	30/360, Following, Unadjusted.

Business Day:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated November 17, 2021 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated March 1, 2021 relating to the 2032 Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the 2032 Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem the 2032 Notes (i) in whole or in part, pursuant to the 2032 Notes Make-Whole Redemption at any time on or after May 24, 2022 to (but excluding) November 24, 2031 (the “2032 Notes Par Redemption Date”); and/ or (ii) in whole but not in part, on the 2032 Notes Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the 2032 Notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes— Optional Redemption.”

For purposes of the 2032 Notes Make-Whole Redemption, the 2032 Notes Discount Factor is 20 bps.

Tax Redemption:	The 2032 Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The 2032 Notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Margin:	130 bps (the “2032 Notes Margin”)

Benchmark Treasury:	UST 1.375% due November 15, 2031

Spread to Benchmark:	130 bps

Reoffer Yield:	2.894%

Price to Public:	100.000%

Underwriting Discount:	0.450%

Net Proceeds:	$1,244,375,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	BMO Capital Markets Corp., BNP Paribas Securities Corp., Danske Markets Inc., Natixis Securities Americas LLC, Santander Investment Securities Inc., Standard Chartered Bank, UBS Securities LLC

Co-Managers:	AmeriVet Securities, Inc., ANZ Securities, Inc., Capital One Securities, Inc., C.L. King & Associates, Inc., Drexel Hamilton, LLC, DZ Financial Markets LLC, Fifth Third Securities, Inc., RB International Markets (USA) LLC, Regions Securities LLC, SMBC Nikko Securities America, Inc., Swedbank AB (publ)

Risk Factors:	An investment in the 2032 Notes involves risks. See “Risk Factors” section beginning on page S-16 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EBV65/ 06738E BV6

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-253693) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018 (as heretofore amended and supplemented), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Eleventh Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

Listing:	We will apply to list the 2032 Notes on the New York Stock Exchange.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

It is expected that delivery of the 2032 Notes will be made for value on or about November 24, 2021, which will be the fifth (5th) business day in the United States following the date of pricing of the 2032 Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of 2032 Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the 2032 Notes who wish to trade the 2032 Notes on the date of the prospectus supplement or the next two (2)

succeeding business days, will be required, because the 2032 Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the 2032 Notes who wish to trade on the date of the prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

No EEA PRIIPs key information document (KID) has been prepared as the 2032 Notes are not available to retail in the EEA. No UK PRIIPs KID has been prepared as the 2032 Notes are not available to retail in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any 2032 Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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